SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                               Americredit Corp.
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                  03060R101
                                (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 23, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). <PAGE


SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        667,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     667,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    667,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.2%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE



SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        667,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     667,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    667,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.2%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        938,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     938,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     938,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.1%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE


SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,605,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,605,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,605,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    5.4%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,605,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,605,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,605,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    5.4%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,605,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,605,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,605,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    5.4%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. 03060R101                                         Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        938,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     938,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     938,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.1%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE


13D/A                                                       Page 9 of 14 Pages

      This Amendment No. 2 amends the statement on Schedule 13D which was filed on November 10, 1997 (the "Schedule 13D") by the undersigned and amended by Amendment No. 1 which was filed on November 21, 1997 ("Amendment No. 1") with respect to the common stock, $.01 par value per share (the "Common Stock"), issued by Americredit Corp., Inc., a Texas corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

               *           *           *

Item 3 is hereby supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Vinik Partners, Vinik Overseas and the Discretionary Account since the filing of Schedule 13D is $2,415,056.24, $3,228,100.26 and $183,967.04, respectively.

                       *           *           *

The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 29,993,188 shares outstanding, which is the total number of shares of Common Stock outstanding as of January 31, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the quarter ended December 31, 1997 (which is the most recent Form 10-Q).

      As of the close of business on February 24, 1998:

            (i) Vinik Partners owns beneficially 667,400 shares of Common Stock, constituting approximately 2.2% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 885,700 shares (constituting approximately 3.0% of the shares outstanding) held by Vinik Overseas, and 52,700 shares of Common Stock (constituting approximately 0.2% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 938,400 shares of Common Stock, constituting approximately 3.1% of the shares outstanding.

                                                           Page 10 of 14 Pages

            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 667,400 shares beneficially owned by Vinik Partners, the 885,700 shares beneficially owned by Vinik Overseas, and the 52,700 shares beneficially owned by the Discretionary Account.
Such shares total 1,605,800 shares of Common Stock, constituting approximately 5.4% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 667,400 shares beneficially owned by Vinik Partners, constituting approximately 2.2% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 885,700 shares beneficially owned by Vinik Overseas and the 52,700 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 938,400 shares of Common Stock, constituting approximately 3.1% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 1,605,800 shares of Common Stock, constituting approximately 5.4% of the shares outstanding.

                       *           *            *

The following paragraph of Item 5 is hereby supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (c) The trade dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to February 23, 1998 until February 24, 1998 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C. All such transactions were open market transactions effected on the New York Stock Exchange.

                                                           Page 11 of 14 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 24, 1998           /s/ Jeffrey N. Vinik,
                    .               JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER


<Page


                                                           Page 12 of 14 Pages


                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

1/06/98                   (5,300)                        $25.9693
1/13/98                   12,400                          23.3208
1/14/98                   12,400                          25.0971
1/15/98                    2,500                          23.9250
1/15/98                    7,800                          24.8000
1/21/98                   14,400                          24.5657
2/06/98                  (20,800)                         27.8065
2/09/98                  (29,100)                         28.4639
2/10/98                  (20,800)                         28.6717
2/11/98                  (20,800)                         28.3716
2/12/98                  (35,000)                         28.2745
2/13/98                  (16,600)                         28.2835
2/17/98                  (16,600)                         28.6335
2/18/98                  (16,600)                         28.6576
2/19/98                  (16,600)                         29.2240
2/20/98                   (5,000)                         28.8240
2/23/98                  (52,300)                         28.5215
2/24/98                  (16,100)                         27.3665
2/24/98                  (20,700)                         27.2629
<Page


                                                           Page 13 of 14 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                            Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

1/06/98                    (7,000)                       $25.9693
1/13/98                    16,700                         23.3208
1/14/98                    16,700                         25.0971
1/15/98                     3,300                         23.9250
1/15/98                    10,600                         24.8000
1/21/98                    19,500                         24.5657
2/06/98                   (27,600)                        27.8065
2/09/98                   (38,600)                        28.4639
2/10/98                   (27,600)                        28.6717
2/11/98                   (27,600)                        28.3716
2/12/98                   (46,700)                        28.2745
2/13/98                   (22,100)                        28.2835
2/17/98                   (22,100)                        28.6335
2/18/98                   (22,100)                        28.6576
2/19/98                   (22,100)                        29.2440
2/20/98                    (6,600)                        28.8240
2/23/98                   (69,400)                        28.5215
2/24/98                   (21,400)                        27.3665
2/24/98                   (27,600)                        27.2629


<Page


                                                           Page 14 of 14 Pages


                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

1/06/98                       (400)                        $25.9693
1/13/98                        900                          23.3208
1/14/98                        900                          25.0971
1/15/98                        200                          23.9250
1/15/98                        600                          24.8000
1/21/98                      1,100                          24.5657
2/06/98                     (1,600)                         27.8065
2/09/98                     (2,300)                         28.4639
2/10/98                     (1,600)                         28.6717
2/11/98                     (1,600)                         28.3716
2/12/98                     (2,800)                         28.2745
2/13/98                     (1,300)                         28.2835
2/17/98                     (1,300)                         28.6335
2/18/98                     (1,300)                         28.6576
2/19/98                     (1,300)                         29.2240
2/20/98                       (400)                         28.8240
2/23/98                     (4,100)                         28.5215
2/24/98                     (1,300)                         27.3665
2/24/98                     (1,700)                         27.2629